

05007212

RECEIVED

2005 APR 15 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE


MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

April 13, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated April 13, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

4/15

17290892

File No.: 82-4406

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	April 13, 2005	

Positive Phase III Results for Fesoterodine

The results of the phase III trials with fesoterodine for the treatment of overactive bladder syndrome (OAB) show statistically significant improvements in symptoms. SCHWARZ PHARMA is now preparing the submission of applications for marketing approvals.

SCHWARZ PHARMA announced today that the efficacy results of the phase III trials with fesoterodine for the treatment of overactive bladder demonstrated statistically significant improvements compared to placebo in all primary variables requested by both the US Food and Drug Admistration (FDA) and the European regulatory authorities. More than 90% of patients chose to enter the open-label trials that followed.

In this double-blind, placebo controlled program conducted in the US and in Europe, the efficacy, tolerability and safety of fesoterodine was studied. A total of approximately 1,900 patients were randomized and began a two-week placebo run-in phase followed by a 12-week treatment period. The primary variables were change in average number of micturitions per 24 hours, change in average number of urge incontinence episodes per 24 hours and treatment response, derived from a Treatment Benefit Scale. Patients received placebo, 4mg or 8mg fesoterodine once daily. In the European trial, one additional group received 4mg tolterodine ER (extended release), once daily. The results of the European trial indicate a favourable profile of fesoterodine over tolterodine ER.

"We are very pleased with the results of these trials", stated Professor Iris Loew-Friedrich, MD, PhD, member of the Executive Board of SCHWARZ PHARMA. "It is already the second compound of our innovative development pipeline that has completed the phase III program within the last two years. With these pivotal trials we are now able to prepare the applications for marketing authorizations for the U.S and European regulatory authorities."

There were no differences in the baseline characteristics between the treatment groups. Adverse events were as expected for anti-muscarinic agents with the most common event being dry mouth.

SCHWARZ
PHARMA

The main symptoms of overactive bladder syndrome are urinary frequency and urgency, with or without incontinence. Anti-muscarinic agents such as the innovative compound fesoterodine developed by SCHWARZ PHARMA are being studied clinically to treat these symptoms. Approximately 10% of the population over the age of 40, for most part women, suffer from this disease. Patients are often subject to social isolation due to the constant need to go to the restroom or even wetting themselves.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Hörstke, Tel.: +49 2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.